VICTORY CAPITAL MANAGEMENT INC.

VICTORY PORTFOLIOS

VICTORY PORTFOLIOS II

VICTORY PORTFOLIOS III

VICTORY PORTFOLIOS IV

15935 La Cantera Parkway

San Antonio, Texas 78256

December 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       Amended Request for Partial Withdrawal of

Forms 40-APP filed by Victory Capital

Management Inc., Victory Portfolios, Victory

Portfolios II, Victory Portfolios III and Victory

Portfolios IV (the “Applicants”)

Ladies and Gentlemen:

The Applicants hereby submit this amended request for partial withdrawal to amend and restate the withdrawal request filed on November 21, 2025.

On August 11, 2025, the Applicants filed a Form 40-APP pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) for the purpose of requesting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Investment Company Act and Rule 22c-1 under the Investment Company Act and pursuant to Sections 6(c) and 17(b) of the Investment Company Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Investment Company Act. The Form 40-APP was filed and accepted on August 11, 2025.

On September 30, 2025, the Applicants filed an amended and restated Form 40-APP pursuant to Section 6(c) of the Investment Company Act for the purpose of requesting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Investment Company Act and Rule 22c-1 under the Investment Company Act and pursuant to Sections 6(c) and 17(b) of the Investment Company Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Investment Company Act. The amended and restated Form 40-APP was filed on September 30, 2025 and accepted on October 1, 2025.

Both Form 40-APP filings were inadvertently submitted in a manner that generated two file numbers: File No. 803-00284 (under the Investment Advisers Act of 1940) and File No. 812- 15875 (under the Investment Company Act). Upon review, the Staff of the U.S. Securities and Exchange Commission (the “Commission”) requested that the Applicants withdraw the filings and re-file the Form 40-APP under only the 812- file number.

The re-filed Form 40-APP was filed and accepted on November 21, 2025.

The Applicants respectfully request that the Forms 40-APP be withdrawn only with respect to the Investment Advisers Act of 1940 (File No. 803-00284) and that the Commission take no withdrawal action with respect to the Investment Company Act (File No. 812-15875).

If you have any questions or comments regarding this filing, please call Matthew Kutner of Sidley Austin LLP at 212-839-8679.

Very truly yours,

By: /s/ Thomas Dusenberry

Thomas Dusenberry

President, Victory Portfolios, Victory

Portfolios II, Victory Portfolios III and

Victory Portfolios IV, and Director of Fund

Administration, Victory Capital

Management Inc.

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